Senmiao Technology Limited

16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People’s Republic of China 610000

VIA EDGAR

March 14, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attn: Jessica Livingston

Re: Senmiao Technology Limited

Registration Statement on Form S-1

Filed December 22, 2017

File No. 333-221225

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Senmiao Technology Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Thursday, March 15, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Xi Wen
Xi Wen Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Schiff Hardin LLP